82-3755




06019191

STARREX MINING CORPORATION LTD.

THIRD QUARTER REPORT

30 SEPTEMBER 2006

Significant Current Events and Status

Financial Condition

During the period under review, the Company's current asset and current liability positions remained substantially unchanged, except for expenditures on minor working capital requirements, from those reported at the end of the 2005 year-end. The quoted market valuation of our primary equity investment position declined moderately during the period under review due to financial market fluctuations. The Company maintains a material investment position by way of a direct equity stake in Theralase Technologies Inc. -- an aggregate of 1,169,000 Theralase shares -- equivalent to about one-third of a Theralase share for each Starrex share. Based on the current market trading prices for Theralase shares, the valuation of this position comprises a material asset behind the market valuation of Starrex shares. Management will favourably consider the future *pro rata* distribution of our Theralase stake to Starrex shareholders in the event that a future transaction results in a change in Starrex control.

Theralase Assets and Operations

Theralase Technologies Inc. holds 100% ownership of its operating subsidiary -- Theralase Inc. of Markham, Ontario -- an established medical device design, development, manufacturing and distribution business. This material stake held in Theralase offers Starrex shareholders corporate asset diversification and an interesting upside potential over the medium to longer term as several Theralase proprietary medical sector developments progress to North American and international commerciality.

Theralase is expanding the development of its proprietary, U.S. FDA-approved, laser medical device technology platform for recognized therapeutic applications in three broad and distinct healthcare markets; firstly, in its long established, specialized pain management and therapy field -- secondly, in the rapidly expanding wound healing, osteoporosis and bone restoration sectors -- and thirdly, as an essential participant in a highly innovative and proprietary cancer therapy development employing controlled photo-dynamic laser energy to target and destroy cancerous tumours first injected with special mixed-metal complexes.

Expansion of the healthcare markets in which Theralase is active will be driven by the inevitable progression of the developed world's demographics. People are living longer -- long enough to become afflicted by aches and pains in many body joints, as well as through the deterioration of the body's soft tissue, cartilage and bone structures. The healthcare sectors dealing with wound healing and bone restoration, as well as with cancer therapy, are also directly impacted by the accelerating demographic aging of the population.

Following an earlier *pro rata* distribution of the sizeable Theralase share position held by Starrex under a Plan of Arrangement, most Starrex shareholders now hold interesting direct and indirect equity positions in Theralase -- as participants in its rapidly emerging and currently profitable biotech development business -- which has continued to report bottom-line profitability through the current 2006 fiscal year to date. Theralase currently remains an exception to the "burn rate" financial results generally reported by emerging biotech operations.

In late 2005, Theralase divested to Starrex, for a nominal consideration, its ownership position, held through a 1992 Convention entered into with the Government of Burkina Faso (French West Africa), in the Tambao manganese orebody which has remained in a care-and-maintenance status since the late 1990s. Continuing high fuel and energy costs make the mining of this orebody uneconomic for the foreseeable future. Due to the extended shutdown of the earlier Tambao mining operations, the legal

status of mining rights granted under the 1992 Convention cannot be considered in good standing without presenting a firm plan for the timely resumption of mining operations.

Nominal Starrex Share Valuation

Reflecting the approximately 3.4-million Starrex common shares (fully diluted) currently outstanding, each share has a nominal value, practically all in cash and listed marketable securities (based on current markets), near its recent market trading price -- not including the generally recognized valuation that can be attributable to our modest capitalization, seasoned (over 20 years) corporate position in the financial markets, and for our widely distributed North American shareholder base.

Overview of Financial Performance

During the period under review, the Company substantially maintained its working and operating capital position intact -- which is currently held largely in cash, short term financial instruments, and other cash equivalent securities (but does not include its Theralase equity position). Operating expenses remain unchanged, substantially limited to office overhead, during the period under review, with only nominal impact on the Company's cash position. The market value of our investment in marketable securities declined moderately due to market conditions. However, the equity position held currently trades at a significant multiple of their booked long term investment cost to Starrex.

Results of Operations

Investment income returns improved due to higher market interest rates. No material transactions involving the Company's equity investments were recorded during the period under review. Revenue, largely investment income, for the period under review increased to $24,749 from last year's $16,812, due to the higher market interest rates. Operating expenses, about $60,000, for the period were substantially unchanged from the prior year. The reportable operating loss per share for both periods was effectively nil (about one cent per share).

Liquidity and Capital Resources

At the end of the period under review, current assets aggregated about $913,000, substantially unchanged from the $944,000 reported at the year end. Current liabilities for both periods, aggregating approximately $250,000, were basically unchanged at the end of the reporting periods. Except for modest accrued current expenses, the current liability is largely held by a related party and is not subject to interest accruals.

Cash Flow Statement

Taking into account the variable maturities and timing of short term fixed income investments which comprised the primary free cash asset position of the Company at the end of the period under review, and for last year's period, the cash flow position of the Company was substantially unchanged for the period under review compared with the prior year's period.

Share Capital Analysis

As at the date of this MD&A, the share capital of the Company comprised exclusively 3,429,566 common shares, unchanged for several years. There are no dilutive securities outstanding or committed for issue, including, without limitation, senior or convertible securities and share purchase warrants or options calling for the issuance of new Company share capital. No Director or management incentive share options are currently issued and outstanding.

Accounting Policies
The Company maintained unchanged its long standing accounting policies of reporting its financial condition in accordance with Canadian GAAP; with all amounts stated in Canadian dollars. The ongoing significant accounting policies have been more particularly described in the Notes to the audited Financial Statements for the year ending 31 December 2005.

Quarterly Information
Due to the generally passive, inactive status of the Company's current operations, comparisons between the Company's current period under review and the 8 prior quarterly periods are not considered meaningful.

Segmented Information
The statements and projections herein are limited to one reportable operating segment which, for the purposes of this MD&A, is limited to the Company's presently largely passive investment positions. There is no current need to differentiate between geographic areas of business operations until more material expenditures or investments are required from the Company for a major project or projects which require the direct commitment of the Company's cash resources in different jurisdictions.

Use of Financial Instruments
The Company has not entered into any conventional or other financial instruments designed to minimize its investment risk, currency risk or commodity risk. No off-balance sheet arrangements have been established nor are there any pending plans to do so. The limited scale of the Company's current and foreseeable operations do not warrant consideration of any special financial undertakings or instruments.

Transactions with Related Parties
The Company's related party transactions deal exclusively with routine, irregular payments of professional fees for essential corporate services rendered by the Company's President and Secretary-Treasurer, respectively. These fees are generally paid annually and are described in the Notes to the audited Financial Statements for the year ending 31 December 2005. The remuneration to Directors is based on payments of $250 for each Director's Meeting attended in person or by way of telephone conference calls, plus out-of-pocket expenses incurred in connection with their attendance at such Meetings, or as otherwise incurred in furtherance of their duties as Directors. No Director or corporate officer is currently indebted to the Company nor have they been indebted to the Company during 2005, and during the 2006 fiscal year to date.

Regulatory, Environmental and Other Risk Factors
The Company is currently not directly or indirectly engaged in such exploration and development operations which may make it subject to various environmental laws and regulations, including, without limitation, on health and safety matters, or to political risks which are outside the Company's control. When the Company becomes directly or indirectly involved in such operations, it will commit to programs of environmental protection on its operating sites in accordance with the governing national and international standards. The current business operations of companies in which the Company holds equity interests are operated by their management and senior employees who the Company considers to be professional, competent and capable of fully complying with all relevant regulatory and environmental regulations.

Forward-Looking Statements

Certain statements contained or incorporated in this MD&A concerning the Company's financial condition and operating results, including information, analyses and projections as to the future operating performance and activities of the Company, and of its affiliated or outside investments and equity positions, constitute forward-looking statements. Such forward-looking statements, with special reference to the consideration of or merger with resource or industrial companies or projects, and to the established equity interests of the Company, involve known and unknown risks, including a range of political risks that may affect certain international operations in which the Company is directly and indirectly interested. Business, political and taxation uncertainties may derive from the start-up nature of the businesses or assets involved which could cause the contemplated or actual events or operating results to differ materially from those estimated, anticipated or projected. No conclusions as to the successful outcome of negotiations involving prospective transactions or acquisitions, with special reference to international business projects, are intended nor can they be foreseen prior to the legal closing of such transactions.

Outlook

The Company regularly receives diverse project and equity investment proposals in both the resource and industrial business sectors, both domestic and foreign. Preliminary or advanced due diligence investigations deemed appropriate for the nature and complexity of such investment and business offerings are conducted in-house, or with specialized expert consultants when the indicated financial commitments may be material, after such proposals are deemed meritorious. All investment proposals are initially reviewed on their valuation, along with the growth potential of the business sector in which the candidate operates. For further background on certain pending business prospects, see discussion in the "Company Overview" section of this MD&A.

Management maintains the firm view that the net free cash assets of Starrex, and including our holdings of marketable securities, our modest capitalization and our widespread North American shareholder base, can best be profitably capitalized on by way of a business merger and/or acquisition that is economically sound, indicates tangible growth potential -- and recognizes the intangible value to the other party of the potential liquidity that is facilitated by our Stock Exchange-listed status. It should be noted that management always evaluates a proposal on the basis of the integrity and related industry experience of the target company's principals and senior management -- who also must provide clear evidence of their long term personal and financial commitments to their business enterprise -- and their capability and intent to maintain a material and continuing personal financial position in the merged operation.

On Behalf of the Board:
per: S. Donald Moore, President
23 November 2006

STARREX MINING CORPORATION LIMITED

Balance Sheets as at September 30, 2006 and December 31, 2005
(Prepared from the Books of Account)
Unaudited

	Unaudited September 30, 2006	Audited December 31, 2005
ASSETS		
Current Assets		
Cash and cash equivalents	$ 906,602	$ 940,550
Accounts receivable	6,073	3,185
	$ 912,675	$ 943,735
Office equipment, net	313	369
Long-term investments (quoted market value September 30, 2006 - $585,060; 2005 - $795,853)	58,917	58,917
Interest in Tambao Manganese Project	1,000	- 0 -
	$ 972,905	$ 1,003,021
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 251,094	$ 246,420
SHAREHOLDER'S EQUITY		
Capital Stock		
Authorized		
Unlimited number of common shares		
Issued and outstanding		
3,429,566 common shares	1,203,723	1,203,723
Deficit Account	(481,912)	(447,122)
	721,811	7 56,601
	$ 972,905	$1,003,021

NOTICE TO READER

The accompanying unaudited interim Financial Statements for STARREX MINING CORPORATION LTD. (the "Corporation")for the period ended 30 September 2006 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Corporation. These statements have not been reviewed by the Corporation's external auditors and should be read in conjunction with the audited Financial Statements of the Company, and the Notes thereto, for the fiscal year ending 31 December 2005.

Dated: 31 October 2006

(signed)
"S. Donald Moore"
President and Chief Executive Officer

(signed)
"John A. Murphy"
Secretary-Treasurer and Chief Financial Officer

STARRREX MINING CORPORATION LTD.

Statements of Operations and Deficit
(Prepared from the Books of Account)
Unaudited

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	**2005**	**2006**	**2005**
INCOME				
Investment income	$ 8,868	$ 5,449	$ 24,749	$ 16,812
EXPENSES				
Administrative	20,572	21,121	59,483	59,695
Interest charges	- 0 -	- 0 -	- 0 -	76
Amortization	19	23	56	69
	20,591	21,144	59,539	59,840
Loss from operations	11,723	15,695	34,790	43,028
Gain on disposal of investments	- 0 -	- 0 -	- 0 -	(6,404)
Loss for the period	11,723	15,695	34,790	36,624
Deficit, beginning of the period	470,189	420,883	447,122	399,954
Deficit, end of the period	$ 481,912	$ 436,578	$ 481,912	$ 436,578
Loss per share	$ 0.0034	$ 0.0046	$ 0.0102	$ 0.0106

STARREX MINING CORPORATION LTD.

Statement of Cash Flows
(Prepared from the Books of Account)
Unaudited

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
Cash flow from operating activities				
Net loss for the period	($ 11,723)	($ 15,695)	($ 34,790)	($ 36,624)
Items not affecting cash				
Amortization	19	23	56	69
Gain on disposal of investments	- 0 -	- 0 -	- 0 -	(6,404)
	(11,704)	(15,672)	(34,734)	(42,959)
Other sources (uses) of cash from operations				
Accounts receivable	(862)	(346)	(2,888)	(3,128)
Prepaid expenses	- 0 -	1,250	- 0 -	(1,337)
Accounts payable and accrued liabilities	(2,881)	10,093	4,674	20,771
	(3,743)	10,997	1,786	(16,306)
Cash flow from investing activities				
Proceed from disposal of other investments	- 0 -	- 0 -	- 0 -	19,060
Tambao Manganese Project	- 0 -	- 0 -	(1,000)	- 0 -
	- 0 -	- 0 -	(1,000)	19,060
Decrease in cash and equivalents	(15,447)	(4,675)	(33,948)	(40,205)
Cash and cash equivalents, beginning of period	922,049	962,670	940,550	998,200
Cash and cash equivalents, end of period	$ 906,602	$957,995	$ 906,602	$957,995
Represented by :				
Interest received	$ 8,868	$ 5,449	$ 24,749	$ 16,812
Interest paid	- 0 -	$ - 0 -	- 0 -	$ 76

STARREX MINING CORPORATION LTD.
Notes to Financial Statement – September 30, 2006
Unaudited

(1) Accounting Policies. The Management of STARREX MINING CORPORATION LTD. (the "Company") has prepared these unaudited financial statements for the Three Months ended September 30, 2006 in accordance with Canadian generally accepted accounting principles. These financial statements should be read in conjunction with the audited December 31, 2005 financial statements.

(2) These unaudited interim financial statements follow the same accounting policies as the December 31, 2005 audited financial statements.

(3) As at September 30, 2006, there were 3,429,566 common shares issued and outstanding (September 30, 2005 - 3,429,566 common shares.)

(4) Certain comparative figures for the period may have been reclassified to the current period's presentation.

(5) Long-term Investments

	September 30, 2006	December 31, 2005
1,169,000 Shares (2005 – 1,169,000 shares) in Theralase Technologies Inc. (quoted market value 2006- $584,500; 2005 - $794,920)	$ 58,450	$ 58,450
4667 shares (2005 – 4667 shares) in Z Test Electronics Inc., (quoted market value; 2006 - $560: 2005 - $933)	467	467
	$ 58,917	$ 58,917